Exhibit 1.3

LIMITED CONSENT AND AMENDMENT TO

REVENUE INTEREST PURCHASE AGREEMENT

December 10, 2024

This LIMITED CONSENT AND AMENDMENT TO REVENUE INTEREST PURCHASE AGREEMENT (this “Consent”), dated as of the date first set forth above, is entered into by and among ImmunityBio, Inc., a Delaware corporation (the “Company”), the Persons listed on the signature pages hereof under the heading “PURCHASERS”, which constitute the Required Purchasers in accordance with Section 8.08(a) of the Purchase Agreement (each a “Purchaser” and, collectively, the “Purchasers”), and Infinity SA LLC, a Delaware limited liability company, as collateral agent and administrative agent for the Purchasers (“Purchaser Agent”).

Reference is hereby made to (i) the Revenue Interest Purchase Agreement, dated as of December 29, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified prior to the date hereof, the “Existing Purchase Agreement” and, as amended hereby, the “Purchase Agreement”), by and among the Company, the Purchasers from time to time party thereto and Purchaser Agent and (ii) the Subordination Agreement, dated as of December 29, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified prior to the date hereof, the “Subordination Agreement”), by and among the Purchaser Agent and Nant Capital, LLC, a Delaware limited liability company (the “Subordinated Creditor”). Capitalized terms not otherwise defined in this Consent shall have the meanings set forth in the Purchase Agreement or the Subordination Agreement, as applicable. The Company, the Purchasers and Purchaser Agent are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Company desires to amend and restate that certain Amended and Restated Promissory Note, dated December 29, 2023, in a face amount of $505,000,000, issued by the Company to the Subordinated Creditor (the “Existing Stockholder Note”) in substantially the form set forth on Exhibit A hereto (the “Amended Stockholder Note”), providing new terms, including an increased interest rate and the inclusion of a conversion right in respect of certain of the Indebtedness evidenced thereby (the “Specified Notes Restructuring”), which amendment and restatement is being consummated in connection with the Company’s offering of Equity Interests that are not Disqualified Equity Interests (the “Specified Equity Transactions”);

WHEREAS, pursuant to clause (o) of the definition of “Permitted Indebtedness” in the Existing Purchase Agreement, any amendments, restatements or other modifications to the Existing Stockholder Indebtedness are permitted under the Existing Purchase Agreement only if, among other requirements, the terms of such amendment, restatement or modification (including, without limitation, interest rates, fees, payment terms and covenants) are in no way more onerous or restrictive than the terms of the Indebtedness so modified;

WHEREAS, pursuant to Section 10(b) of the Subordination Agreement, until such time that the Obligations have been discharged and paid in full, the Subordinated Creditor shall not, without the prior written consent of the Purchaser Agent, agree to any amendment, modification or waiver of any provision of the Existing Stockholder Notes or related documents if the effect of such amendment, modification or waiver is to, among other things, increase the interest rate applicable thereto or alter other provisions in a manner which would make such provisions materially more onerous, restrictive or burdensome to the Company;

WHEREAS, the Company has requested that Purchaser Agent and the Purchasers consent, and Purchaser Agent and the Purchasers desire to consent, in the spirit of supporting the Company’s efforts to raise capital with the Specified Equity Transactions, to the Specified Notes Restructuring, notwithstanding the limitations in clause (o) of “Permitted Indebtedness” in the Existing Purchase Agreement and Section 10(b) of the Subordination Agreement.

NOW, THEREFORE, for good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the Parties intending to be legally bound do hereby agree as follows:

1.

Consent. Subject to Section 3 of this Consent, and provided that the Specified Equity Transactions are consummated concurrently with the consummation of the Specified Notes Restructuring, Purchaser Agent and the Purchasers hereby consent to the Specified Notes Restructuring and the Company’s execution and delivery of the Amended Stockholder Note to the Subordinated Creditor.

2.	Amendment. Subject to Section 3 of this Consent, the Existing Purchase Agreement is hereby amended by:

2.1	Adding the following definitions to Section 1.01 of the Existing Purchase Agreement:

“First Amendment” means that certain Limited Consent and Amendment to Revenue Interest Purchase Agreement, dated as of December 10, 2024, by and among the Company, the Purchasers and the Purchaser Agent.

“Note Payment Milestone” means the first date on which (i) six-month trailing Net Sales from Anktiva for treatment of bladder cancer in the Covered Territory are greater than or equal to $150,000,000 and (ii) the Company delivers written notice to the Purchaser Agent, including calculations in reasonable detail (based on figures contained in the audited or unaudited financial statements most recently delivered to the Purchaser Agent pursuant to Section 5.02(a)), establishing the foregoing.

2.2	Amending and restating the definition of “Existing Stockholder Notes” and “Subordinated Debt” in Section 1.01 of the Existing Purchase Agreement its entirety as follows:

“Existing Stockholder Indebtedness” means the indebtedness of the Company evidenced by the agreements set forth on Schedule 2.03(b)(i)(M) to the Disclosure Letter, the Amended Stockholder Note (as defined in the First Amendment) and any modifications, refinancings, refundings, replacements, exchanges, renewals, extensions and/or restatements thereof pursuant to clause (o) of the definition of Permitted Indebtedness.

“Subordinated Debt” means Indebtedness of any Obligor that is expressly subordinated to the Obligations on terms and pursuant to documentation satisfactory to Purchaser Agent in its sole and absolute discretion (provided subordination to the Obligations on terms and pursuant to documentation consistent with the subordination agreement entered into on the Closing Date by the holders of the Existing Stockholder Indebtedness shall be satisfactory to Purchase Agent); provided that, (i) such subordinated Indebtedness is provided by Patrick Soon-Shiong or an Affiliate or fund, investment, Person, vehicle or account that is managed and continues to be managed by Patrick Soon-Shiong or his Affiliates; (ii) such subordinated Indebtedness shall only be guaranteed by the Company or its Subsidiaries that are Obligors hereunder, (iii) (A) the terms of such subordinated Indebtedness (including, without limitation, interest rates, fees, payment terms and covenants) shall be no more onerous or restrictive than those contained in the Existing Stockholder Indebtedness, (B) such subordinated Indebtedness shall have a cash interest rate of less than 10% per annum and (C) no scheduled principal payments, redemptions or sinking fund or like payments of any such subordinated Indebtedness shall be required prior to the date at least 91 days after the Maturity Date), and (iv) no Put Option Event shall exist immediately before and after giving effect to the incurrence of such subordinated Indebtedness and the use of proceeds therefrom on such date.

2.3	Amending and restating clauses (e) and (f) of the definition of “Permitted Debt Payments” in Section 1.01 of the Existing Purchase Agreement in their entirety as follows:

“(e) so long as (i) no Put Option Event has occurred and is continuing, (ii) the Milestone has occurred, and (iii) either (A) Net Sales for the most recently completed four fiscal quarter period for which financial statements have been delivered pursuant to Section 5.02(a) exceed the product of Cumulative Purchaser Payments and 1.5 or (B) the Total Revenue Interest Payments as of such date exceed the Cumulative Purchaser Payments, other payments in respect of Existing Stockholder Indebtedness;”

“(f) so long as (i) no Put Option Event has occurred and is continuing, (ii) the FDA Approval Date shall have occurred, (iii) the Note Payment Milestone has occurred, and (iv) the Second Payment shall have been made, principal payments in respect of Existing Stockholder Indebtedness in an aggregate amount not to exceed $100,000,000;”

3.	Conditions Precedent to Effectiveness. The effectiveness of this Consent shall be subject to the following conditions precedent:

3.1	Purchaser Agent shall have received this Consent, duly executed by the Company, Purchaser Agent and the Required Purchasers as required by Section 8.08(a) of the Purchase Agreement;

3.2	No Put Option Event shall have occurred and not been waived as of the effective date of this Consent; and

3.3

The Company shall have paid all Reimbursable Expenses and all other amounts then due and owing pursuant to the Purchase Agreement and invoiced at least two (2) Business Days prior to the date on which the conditions set forth in Section 3.1 and Section 3.2 of this Consent have been satisfied.

4.	Representations and Warranties.

4.1

The execution, delivery and performance by the Company of this Consent have been duly authorized by all necessary corporate action. This Consent and the Purchase Agreement constitute the Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or general equitable principles.

4.2

All written certificates and written statements heretofore furnished to Purchaser Agent or any Purchaser by or on behalf of the Company for purposes of or in connection with this Consent or any transaction contemplated hereby were as and when made or deemed made, taken as a whole, true, complete and correct in all material respects and the did not omit to state a material fact necessary in order to make such information, taken as a whole, not misleading in light of the circumstances under which they were furnished and at the time so made or deemed made.

4.3

Each of the representations and warranties in Sections 3.01, 3.02, 3.03, 3.05, 3.06, 3.07, 3.08, 3.09(I), 3.10, 3.11, 3.12 (solely with respect to the second sentence of clause (a) thereof and clauses (b) through (f) thereof), 3.13 (other than with respect to clause (k) thereof), 3.14 (other than with respect to the first two sentences thereof), 3.16, 3.17, 3.18, 3.19, 3.20, 3.21, 3.22, 3.24, 3.25, and 3.26 of the Purchase Agreement are true, accurate and complete in all material respects as of the date hereof; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; provided further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date.

4.4

No Put Option Event has occurred and is continuing and no event has occurred and is continuing which, with the giving of notice or passage of time, or both, would constitute a Put Option Event, on or prior to the effective date of this Consent.

5.	Release of Claims.

5.1

The Company hereby absolutely and unconditionally releases and forever discharges Purchaser Agent and each Purchaser, and any and all parent corporations, subsidiary corporations, affiliated corporations, successors and assigns thereof, together with all of the present and former directors, officers, agents, attorneys and employees of any of the foregoing (each, a “Releasee” and collectively, the “Releasees”), from any and all claims, demands or causes of action of any kind, nature or description, whether arising in law or equity or upon contract or tort or under any state or federal law or otherwise (each, a “Claim” and collectively, the “Claims”), which the Company has had, now has or has made claim to have against any such person for or by reason of any act, omission, matter, cause or thing whatsoever arising from the beginning of time to and including the date of this Consent, whether such claims, demands and causes of action are matured or unmatured or known or unknown. The Company understands, acknowledges and agrees that the release set forth above may be pleaded as a full and complete defense to any Claim and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release. The Company agrees that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered will affect in any manner the final, absolute and unconditional nature of the release set forth above.

5.2

The Company hereby absolutely, unconditionally and irrevocably covenants and agrees with and in favor of each Releasee that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Releasee on the basis of any Claim released, remised and discharged by the Company pursuant to Section 5.1 above. If the Company violates the foregoing covenant, the Company, for itself and its successors and assigns, agrees to pay, in addition to such other damages as any Releasee may sustain as a result of such violation, all Reimbursable Expenses incurred by any Releasee as a result of such violation.

6.	General.

6.1

The Company hereby (i) acknowledges and agrees that all of its obligations under the Purchase Agreement and each other Transaction Document and under any other document or instrument executed and delivered or furnished in connection with such Transaction Documents are reaffirmed and remain in full force and effect on a continuous basis, including, for the avoidance of doubt, after giving effect to this Consent, (ii) acknowledges, agrees and reaffirms that each Lien granted by it to Purchaser Agent under the Transaction Documents for the ratable benefit of the Purchasers is and shall remain in full force and effect after giving effect to this Consent, (iii) agrees that the Obligations secured by the Transaction Document to which it is a party shall include all Obligations arising after giving effect to this Consent and (iv) agrees that the Guaranteed Obligations guaranteed by the Guaranty to which it is a party shall include all Obligations arising after giving effect to this Consent.

6.2

(i) Except as expressly set forth in Section 1 above, the execution, delivery and effectiveness of this Consent shall not operate as a waiver of any rights, power or remedy of Purchaser Agent or the Purchasers under the Purchase Agreement or any other documents executed in connection with the Purchase Agreement or constitute a waiver of any provision of the Purchase Agreement or any other document executed in connection therewith including, without limitation, any Put Option Event and (ii) this Consent shall not by implication, course of dealing or otherwise limit, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements in the Transaction Documents, in each case, except to the extent limited, modified, amended or affected by this Consent.

6.3

Except as expressly modified by this Consent, the terms and provisions of the Purchase Agreement shall remain unchanged and in full force and effect in accordance with its terms. In the event of any inconsistencies between the provisions of this Consent and the provisions of the Purchase Agreement or any other Transaction Document, the provisions of this Consent shall govern and prevail. This Consent is a Transaction Document.

6.4	This Consent shall be governed by, and construed, interpreted and enforced in accordance with, the laws of the state of New York, without giving effect to the principles of conflicts of law thereof.

6.5

The provisions of Section 8.02 (Notices), Section 8.08 (Amendments), Section 8.11 (Counterparts; Effectiveness; Electronic Signature), Section 8.12 (Severability), Section 8.14(b) (Jurisdiction), Section 8.14(c) (Service of Process), and Section 8.15 (Waiver of Jury Trial) of the Purchase Agreement are hereby incorporated by reference into this Consent, mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Consent to be duly executed by their respective duly authorized officers as of the date first written above.

COMPANY:

IMMUNITYBIO, INC.

By:	/s/ Richard Adcock
Name:	Richard Adcock
Title:	Chief Executive Officer and President

[Signature Page to Consent]

PURCHASER AGENT:

INFINITY SA LLC

By:	/s/ David Dubinsky
Name:	David Dubinsky
Title:	Authorized Signatory

PURCHASERS:

TPC INVESTMENTS II LP

By:	/s/ David Dubinsky
Name:	David Dubinsky
Title:	Authorized Signatory

TPC INVESTMENTS III LP

By:	/s/ David Dubinsky
Name:	David Dubinsky
Title:	Authorized Signatory

TPC INVESTMENTS SOLUTIONS LP

By:	/s/ David Dubinsky
Name:	David Dubinsky
Title:	Authorized Signatory

TPC INVESTMENTS SOLUTIONS CO-INVEST LP

By:	/s/ David Dubinsky
Name:	David Dubinsky
Title:	Authorized Signatory

[Signature Page to Consent]

Exhibit A

Amended and Restated Existing Stockholder Note